                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of December, 2002

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F [X]   Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PIONEER CORPORATION
                                           -------------------
                                           (Registrant)

Date: December 2, 2002

                                      By  /s/ Kaneo Ito
                                          ---------------------------------
                                          Kaneo Ito
                                          President and Representative Director



This report on Form 6-K contains the following:

1. The English translation of the 57th Semiannual Business Report for the six-month period ended September 30, 2002.

                                 (TRANSLATION)

                      THE 57TH SEMIANNUAL BUSINESS REPORT
                  For the Six Months Ended September 30, 2002




This is a translation of the original Semiannual Business Report written in the
    Japanese language, prepared primarily for the benefit and information of shareholders of the Company's common stock.














                               PIONEER CORPORATION
                                  Tokyo, Japan

TO OUR SHAREHOLDERS
================================================================================


In the first half of the 57th accounting period, which ended September 30, 2002, consolidated operating revenue of Pioneer Corporation increased 9.8% from the same period last year to 333,294 million yen.

Operating income increased 32.4% from the same period of the previous year to 13,989 million yen. This is mainly attributable to a large increase in sales of Home Electronics and Car Electronics, despite a decline in profit from Patent Licensing due to decreased royalty revenue. Net income came to 5,664 million yen, up from 4,823 million yen, a 17.4% increase over the same period last year. This mainly resulted from increased operating income, despite increased equity in losses of affiliated companies.

On a parent-only basis, net sales for the period under review increased 8.2% to 222,282 million yen, while net income rose 22.7% to 1,311 million yen.

Interim dividend payments were set at 7.5 yen per share of common stock, the same amount as last year.

We purchased a total of 1,610,000 of our own shares in August 2002. Of this purchase, 518,400 shares were utilized for a share exchange in November 2002, when Pioneer made Towada Electronic Corporation a wholly owned subsidiary, as part of the group's restructuring initiatives.

We continue to face slow economies in major markets such as Japan, North America and Europe, as well as intense price competition for the Company's major products. Under these circumstances, Pioneer is implementing the "select and focus" policy to further improve profitability and management efficiency. For example, we are restructuring the Pioneer group business by such measures as

================================================================================


converting an optical disc production line to a plasma display line and transferring shares and business of our karaoke-related subsidiaries to a third party. This leads the Company to focus management resources on strategic businesses.


We are promoting our DVD business by emphasizing higher value-added products such as DVD recorders and DVD-R/RW drives for personal computers (PCs). Starting this fall, we introduced in Japan two types of DVD recorders -- an affordably priced model and another model with a hard disk drive (HDD) that has capacity to store up to 102 hours of recorded video. As for the DVD-R/RW drives for PCs currently popular in the market, we are continuing our efforts to expand our market share and gain a competitive edge by introducing new products capable of faster disc recording.

In the plasma display business, we started construction of a third production line to serve rapidly expanding demand. This should increase the total production capacity up to an estimated 250,000 units per year when the line is completed in fall 2003. Furthermore, we plan to expand this capacity to more than 500,000 units per year after production begins on our fourth line, which we will start constructing in spring 2003. Also, we are constantly developing new display panels that enhance our already-outstanding picture quality as well as reducing manufacturing costs, thereby differentiating our products from those of our competitors in the plasma display market.

In our car electronics business, we continue to reinforce our leading position in the market. In the field of car navigation, our advanced HDD models and affordably priced, easy-to-operate DVD models enjoy an excellent reputation in the consumer market. In November 2002, we introduced in the Japanese consumer market the world's first car navigation system that incorporates a data communication module for updating maps and traffic data using cellular phone networks. The navigation system also enables e-mail use, and makes shopping,

================================================================================


restaurant, weather forecast and other convenient information readily accessible. In order to stimulate consumer demand, we continue to introduce innovative car electronics products that distinguish themselves from those of our competitors.

Pioneer is advancing other major initiatives. We are taking various cost-reduction measures, by expanding production in China, while reviewing and optimizing our overall production on a global scale. Moreover, the Company is in the process of implementing a supply-chain management system designed to help control consolidated inventories across the Pioneer group worldwide. This should reduce overall inventories and improve consolidated cash flows.

We sincerely hope that you, our shareholders, will continue in your understanding and support of Pioneer.

December 2, 2002
Tokyo, Japan

                                Kaneo Ito
                                President and Representative Director

CONSOLIDATED OPERATING REVENUE BY BUSINESS SEGMENT
================================================================================


PERCENT OF OPERATING REVENUE

                                                  Six months ended
                                                     September 30
                                        -------------------------------------
                                           2000          2001         2002
                                        ----------    ----------   ----------
Home Electronics                            32.2%         29.7%        29.0%
Car Electronics                             40.7%         41.2%        43.4%
Patent Licensing                             2.7%          3.4%         1.8%
Others                                      24.4%         25.7%        25.8%
                                        ----------    ----------   ----------

Note: Effective this accounting period, the Company changed reportable segments into four categories --"Home Electronics," "Car Electronics," "Patent Licensing" and "Others." Previous figures for the corresponding period have been restated accordingly.


HOME ELECTRONICS
--------------------------------------------------------------------------------
THIS SEGMENT INCLUDES STEREO SYSTEMS, INDIVIDUAL STEREO COMPONENTS, DVD PLAYERS, DVD RECORDERS, LASER DISC PLAYERS, PLASMA DISPLAYS, PROJECTION TVS, EQUIPMENT FOR CABLE-TV SYSTEMS, DIGITAL BROADCAST SET-TOP BOXES AND TELEPHONES.

Sales in this segment increased 7.5% from the same period of the previous year, amounting to 96,775 million yen.

In Japan, sales jumped 41.6% to 29,472 million yen, mainly because of strong sales of plasma displays for home use and an increase of home telephone sales.

Overseas, sales decreased 2.8% to 67,303 million yen due to a substantial decrease in sales of DVD players in North America and compact stereo systems and digital broadcast set-top boxes in Europe, which more than offset increased sales of plasma displays for home use worldwide.

================================================================================


CAR ELECTRONICS
--------------------------------------------------------------------------------
THIS SEGMENT INCLUDES CAR AUDIO PRODUCTS AND CAR NAVIGATION SYSTEMS.


Sales in this segment increased 15.7% over the same period last year to 144,762 million yen.

In Japan, sales increased 10.3% to 52,785 million yen on the strength of continued sales in the consumer market of our car navigation systems, both advanced HDD and affordably priced, easy-to-operate DVD models.

Overseas, sales also rose 19.1% to 91,977 million yen, mainly in car audio products -- especially car CD players -- to consumer markets, and in North America, to automobile manufacturers.


PATENT LICENSING
--------------------------------------------------------------------------------
THIS SEGMENT INCLUDES THE LICENSING OF PATENTS RELATED TO OPTICAL DISC TECHNOLOGIES.

Royalty revenue from Patent Licensing decreased 42.3% over the same period last year to 6,044 million yen. This is because in the corresponding period last year there was a lump-sum royalty revenue from a royalty settlement with a licensee. In addition, it was due to a decrease in royalty revenue related to digital playback/recording products such as CD-ROM and CD-R drives, as PC market sales slumped, and the expiration of optical-disc-technology-related patents in certain regions.

================================================================================


OTHERS
--------------------------------------------------------------------------------
THIS SEGMENT INCLUDES DVD-ROM DRIVES, DVD-R/RW DRIVES, FACTORY AUTOMATION SYSTEMS, ORGANIC ELECTROLUMINESCENT DISPLAY PANELS, ELECTRONIC DEVICES AND AUDIO/VIDEO SOFTWARE.

Sales in this segment increased 10.0% over the same period last year to 85,713 million yen.

In Japan, sales rose 20.0% to 45,459 million yen, largely as a result of growth in sales of DVD-R/RW drives to PC makers and devices for optical disc-related products, despite a decrease in sales of factory automation systems.

Overseas sales amounted to 40,254 million yen, almost the same as the corresponding period last year, reflecting a substantial increase in sales of DVD-R/RW drives to PC makers, offsetting a large decrease in sales of DVD-ROM drives and speaker devices for cellular phones.

CONSOLIDATED FINANCIAL STATEMENTS
PIONEER CORPORATION AND SUBSIDIARIES
================================================================================


(1) CONSOLIDATED BALANCE SHEETS

                                                                          (In millions of yen)
                                                                               September 30
                                                                     --------------------------------
                                                                       2002                    2001
                                                                     --------                --------
ASSETS
Current assets:
   Cash and cash equivalents ...................................      140,412                 101,946
   Available-for-sale securities ...............................            7                   2,370
   Trade receivables, less allowance ...........................      105,610                 107,906
   Inventories .................................................      106,801                 120,832
   Others ......................................................       60,936                  56,141
                                                                     --------                --------
      Total current assets .....................................      413,766                 389,195
Investments and long-term receivables ..........................       30,269                  29,562
Property, plant and equipment, less depreciation ...............      149,870                 147,533
Intangible assets ..............................................       14,023                  19,129
Other assets ...................................................       33,673                  26,490
                                                                     --------                --------
                                                                      641,601                 611,909
                                                                     ========                ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings and current portion
    of long-term debt ..........................................       45,500                  53,336
   Trade payables ..............................................       70,060                  53,208
   Others ......................................................       90,776                  85,502
                                                                     --------                --------
      Total current liabilities ................................      206,336                 192,046
Long-term debt .................................................       35,112                  36,071
Other long-term liabilities ....................................       48,567                  32,476
Minority interests .............................................       18,079                  18,623
Shareholders' equity:
   Common stock ................................................       49,049                  49,049
   Additional paid-in capital ..................................       82,060                  82,010
   Retained earnings ...........................................      245,018                 238,818
   Accumulated other comprehensive income (loss) ...............      (39,101)                (37,184)
   Treasury stock ..............................................       (3,519)                      -
                                                                     --------                --------
      Total shareholders' equity ...............................      333,507                 332,693
                                                                     --------                --------
                                                                      641,601                 611,909
                                                                     ========                ========


================================================================================


(2) CONSOLIDATED STATEMENTS OF INCOME


                                                          (In millions of yen except
                                                             per share information)
                                                                Six months ended
                                                                  September 30
                                                       ---------------------------------
                                                          2002                   2001
                                                       ----------             ----------
Operating revenue:
   Net sales.........................................     327,250                293,085
   Royalty revenue...................................       6,044                 10,467
                                                       ----------             ----------
                                                          333,294                303,552
                                                       ----------             ----------
Operating costs and expenses:
   Cost of sales.....................................     233,737                208,023
   Selling, general and administrative...............      85,568                 84,960
                                                       ----------             ----------
                                                          319,305                292,983
                                                       ----------             ----------
Operating income.....................................      13,989                 10,569
Other income (expenses):
   Interest income...................................       1,007                  2,002
   Foreign exchange loss.............................      (1,457)                  (834)
   Interest expense..................................      (1,379)                (1,752)
   Other--net........................................      (1,152)                (1,008)
                                                       ----------             ----------
                                                           (2,981)                (1,592)
                                                       ----------             ----------
Income before income taxes...........................      11,008                  8,977
Income taxes.........................................       3,453                  3,689
Minority interest in income of subsidiaries..........         867                   (395)
Equity in losses of affiliated companies.............      (2,758)                   (70)
                                                       ----------             ----------
Net income..........................................        5,664                  4,823
                                                       ==========             ==========

Net income per share:
   Basic............................................        31.53                  26.79
   Diluted..........................................        31.53                  26.79

================================================================================


(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     (In millions of yen)
                                                                        Six months ended
                                                                          September 30
                                                                -------------------------------
                                                                  2002                  2001
                                                                ----------           ----------
Operating activities:
    Net income................................................       5,664                4,823
    Depreciation and amortization.............................      16,813               16,152
    Decrease in trade receivables.............................      17,445                9,052
    Increase in inventories...................................     (12,678)             (28,040)
    Increase in trade payables................................      14,244                7,786
    Other.....................................................         651               (4,812)
--------------------------------------------------------------  ----------           ----------
      Net cash provided by operating activities...............      42,139                4,961
--------------------------------------------------------------  ----------           ----------
Investing activities:
    Payment for purchase of fixed assets......................     (20,379)             (29,573)
    Other.....................................................       4,948                2,005
--------------------------------------------------------------  ----------           ----------
      Net cash used in investing activities...................     (15,431)             (27,568)
--------------------------------------------------------------  ----------           ----------
Financing activities:
    Increase (decrease) in short-term borrowings
      and long-term debt......................................      (3,205)               6,016
    Dividends paid............................................      (1,350)              (1,349)
    Repurchase of common stock................................      (3,507)                   -
    Other.....................................................        (171)                 331
--------------------------------------------------------------  ----------           ----------
      Net cash provided by (used in) financing activities.....      (8,233)               4,998
--------------------------------------------------------------  ----------           ----------
Effect of exchange rate changes on cash
   and cash equivalents.......................................      (5,176)              (1,572)
--------------------------------------------------------------  ----------           ----------
Net increase (decrease) in cash and cash equivalents..........      13,299              (19,181)
Cash and cash equivalents at beginning of period..............     127,113              121,127
--------------------------------------------------------------  ----------           ----------
Cash and cash equivalents at end of period....................     140,412              101,946
==============================================================  ==========           ==========

================================================================================


Notes:
1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. The consolidated financial statements include the accounts of the parent company and 148 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3. Effective this accounting period, the Company adopted the EITF
   (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.

FINANCIAL STATEMENTS
PIONEER CORPORATION--PARENT COMPANY ONLY
================================================================================


(1) CONDENSED BALANCE SHEETS


                                                            (In millions of yen)
                                                                September 30
                                                      --------------------------------
                                                         2002                    2001
                                                      ----------            ----------
ASSETS

Current assets:
    Cash..........................................        24,329                 4,342
    Notes and accounts receivable -- trade........        39,714                36,228
    Marketable securities.........................        42,350                33,500
    Inventories...................................        25,629                31,586
    Other current assets..........................        42,439                51,571
                                                      ----------            ----------
       Total current assets.......................       174,464               157,229

Fixed assets:
    Tangible......................................        31,282                31,433
    Intangible....................................         9,458                 6,598
    Investments and others........................       179,188               183,222
                                                      ----------            ----------
       Total fixed assets.........................       219,929               221,253
                                                      ----------            ----------
Total assets......................................       394,394               378,483
                                                      ==========            ==========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable -- trade.....................        43,016                28,734
    Accrued expenses..............................        32,389                27,633
    Other current liabilities.....................        14,796                 7,485
                                                      ----------            ----------
       Total current liabilities..................        90,202                63,853

Long-term liabilities.............................        28,443                34,627
                                                      ----------            ----------
Total liabilities.................................       118,645                98,481
Shareholders' equity..............................       275,748               280,002
                                                      ----------            ----------
Total liabilities and shareholders' equity........       394,394               378,483
                                                      ==========            ==========

================================================================================


(2) CONDENSED STATEMENTS OF INCOME


                                                  (In millions of yen)
                                                    Six months ended
                                                     September 30
                                           -------------------------------
                                              2002                 2001
                                           ----------           ----------
   Net sales..........................        222,282              205,488
     Cost of sales....................        179,906              161,528
     Selling, general and
        administrative expenses.......         40,374               40,909
                                           ----------           ----------
   Operating income...................          2,001                3,050
     Non-operating
        income (expenses),net.........           (632)                (368)
                                           ----------           ----------
   Ordinary income....................          1,368                2,681
     Other expenses, net..............           (316)                (858)
                                           ----------           ----------
   Income before income taxes.........          1,052                1,823
     Income taxes.....................           (259)                 754
                                           ----------           ----------
   Net income.........................          1,311                1,069
                                           ==========           ==========


Notes:

1. Accumulated depreciation on tangible fixed assets on September 30, 2002 and 2001 was 92,673 million yen and 93,178 million yen, respectively.
2. Net income per share of common stock for the six months ended September 30, 2002 and 2001 was 7.30 yen and 5.93 yen, respectively.

CONDITION OF SHAREHOLDERS AND SHARES
(AS OF SEPTEMBER 30, 2002)
================================================================================


NUMBER OF SHARES ISSUED                              180,063,836 shares


DISTRIBUTION OF SHARE-OWNERSHIP


                                        Number of               Number of Shares Held
                                       Shareholders           and its Percent to Total
                                       ------------           -------------------------
Financial institutions............          128              92,505 thousand    (51.37%)
Securities companies..............           85               3,938              (2.19 )
Other Japanese
  business corporations...........          378               5,987              (3.32 )
Foreign corporations
  and individuals.................          448              43,734             (24.29 )
Japanese individuals
  and others......................       33,473              33,898             (18.83 )
                                       --------            --------            --------
   Total..........................       34,512             180,063 thousand   (100.00%)


TOP TEN LARGEST SHAREHOLDERS

                                                                     Number of Shares Held
                                                                   and its Percent to Total
                                                             ------------------------------------
Japan Trustee Services Bank, Ltd. (Trust Account)             15,152 thousand            (8.41%)
Mizuho Bank, Ltd.                                              7,955                     (4.41 )
UFJ Trust Bank Limited (Trust Account A)                       7,400                     (4.10 )
The Master Trust Bank of Japan, Ltd.                           6,875                     (3.81 )
The Bank of Tokyo-Mitsubishi, Ltd.                             6,177                     (3.43 )
The Sumitomo Mitsui Banking Corporation                        5,589                     (3.10 )
The Chase Manhattan Bank, N.A. London                          4,206                     (2.33 )
UFJ Bank Limited                                               3,836                     (2.13 )
Mitsui Asset Trust and Banking Company, Limited
   (Mutual Fund Trustee)                                       2,713                     (1.50 )
Nippon Life Insurance Company (Special Pension Account)        2,698                     (1.49 )

================================================================================


STOCK EXCHANGE LISTINGS

Tokyo Stock Exchange           New York Stock Exchange
Osaka Securities Exchange      Euronext Amsterdam


PRICE PER SHARE AND VOLUME OF SHARES TRADED ON THE TOKYO STOCK EXCHANGE

               High     Low          Volume                    High     Low         Volume
              (yen)    (yen)  (thousand shares)               (yen)    (yen)   (thousand shares)
------------------------------------------------------------------------------------------------
1999                                              2001
----                                              ----
Oct.          2,235    1,780         18,232       Apr.        3,930    3,020         22,531
Nov.          2,590    1,751         22,820       May         4,250    3,570         24,332
Dec.          3,080    2,095         29,319       June        3,950    3,580         22,121
                                                  July        3,920    2,960         18,429
2000                                              Aug.        3,430    2,355         24,539
----                                              Sept.       2,710    2,155         21,630
Jan.          3,500    2,630         24,902       Oct.        2,860    2,210         23,175
Feb.          3,690    2,910         23,636       Nov.        3,150    2,285         28,229
Mar.          3,600    2,720         20,808       Dec.        3,290    2,635         23,439
Apr.          2,990    2,085         33,971
May           3,570    2,940         29,773       2002
June          4,350    3,320         30,115       ----
July          4,390    3,500         17,664       Jan.        3,330    2,800         24,977
Aug.          4,500    3,600         19,639       Feb.        2,685    2,150         42,385
Sept.         4,940    4,090         24,032       Mar.        2,910    2,440         27,601
Oct.          4,580    3,190         21,829       Apr.        2,860    2,385         26,982
Nov.          3,680    3,030         27,982       May         2,595    2,280         25,405
Dec.          3,800    2,710         24,129       June        2,355    1,981         23,528
                                                  July        2,210    1,980         24,659
2001                                              Aug.        2,260    2,025         31,233
----                                              Sept.       2,220    1,900         21,349
Jan.          3,640    2,920         19,327
Feb.          3,350    2,765         15,574
Mar.          3,750    2,720         21,924